Exhibit (a)(5)(iii)

For internal use and distribution only

I have some very good news to share with you today. Acxiom and ValueAct Capital have reached an agreement that puts an end to the “proxy contest” in which ValueAct had nominated three candidates for the Acxiom board of directors.

We have just issued a news release announcing the agreement, and I have attached it here. I won’t go into all the details that are included there, but I will reiterate the major points:

•	ValueAct Capital is withdrawing its nominees, terminating its proxy solicitation and will vote its shares in favor of the Acxiom slate of board nominees: Ann Die Hasselmo, William J. Henderson, Michael J. Durham and me.

•	ValueAct Capital managing partner Jeffrey Ubben has been appointed to the Acxiom board of directors for a two-year term. Ubben will become a member of the board’s governance committee and the newly created finance committee.

•	A second, mutually agreed upon candidate for the Acxiom board will be identified and nominated for a two-year term, increasing the size of the Company’s board of directors to 11. Ubben and the second candidate will be eligible for election to three-year terms in 2008.

•	ValueAct has also agreed not to seek additional Acxiom board seats in 2007, not to sell any of its Acxiom shares for one year without consent of the Acxiom board’s executive committee and not to purchase any additional Acxiom shares for two years without the executive committee’s consent.

I am personally pleased with this resolution and welcome Jeff Ubben to our board, for the reasons I will explain to you. This agreement is clearly in the best interests of Acxiom’s associates, clients and shareholders – no doubt about it. It allows us to channel all our time and energy into running our business vs. waging a campaign to retain these board seats. And it gives ValueAct, our largest shareholder, a voice and input in helping guide our future.

Let me also tell you unequivocally that the outstanding business results you have helped us generate over the last four quarters were a factor in our ability to reach this agreement. The senior executives at ValueAct have looked closely at our business performance, and they’ve listened closely as we’ve detailed our strategies for continuing to improve our results. They told us that they are confident we have the right people, and the right plan, to deliver significant value to our shareholders. So thank you for all you’ve done and all you’ll do to help Acxiom succeed!

Those of you who have kept up with the public back-and-forth communications between Jeff Ubben and me might wonder how we got from there to here – because those communications often were contentious. Let me tell you the chain of events:

Last Tuesday, Jeff traveled to Washington D.C. to meet with Mack McLarty, with Bill Dillard participating by phone. Mack and Bill are two of our directors. In that meeting Jeff expressed his desire to resolve this situation. He was extremely complimentary of Acxiom’s business performance in the midst of a proxy contest.

Then, last Thursday, Jeff came to Little Rock, and he and I sat down together, one on one, for an hour-plus conversation. I was immediately impressed that there was no posturing on Jeff’s part. Jeff came to Little Rock unaccompanied by lawyers with a clear intention to get this behind us. He recognized that the disagreement was damaging to ValueAct and Acxiom, and winning the vote did not solve the problem. It was clear that his mission was to resolve our differences, and I went into the meeting with the same purpose.

We both understood that we needed to get this disagreement behind us, that it was not good for Acxiom, ValueAct or our stakeholders. We both freely admitted that we had made some mistakes in the last year and that we had both contributed to creating an environment of mistrust.

It’s important to remember that Acxiom and ValueAct have had a good relationship in the past. We have counseled often with our largest shareholder, and they have helped us make important decisions, such as communicating our short- and long-term financial goals in our Financial Road Map format rather than issuing quarter-by-quarter guidance.

The goal when Jeff and I met was to re-establish that productive, trusting relationship, and we knew that would take both of us. We had had some strong disagreements in the past about Acxiom’s future and our business strategies, but I must applaud Jeff for coming into our meeting with no pre-conceived notions.

Through the analysis related to the proxy battle, Jeff and his partners at ValueAct came to better understand our business, and they saw that our strategies were generating solid results. He expressed to me his company’s support of our business strategies, including our focus on growing our outsourcing business through business process transformation solutions. Jeff also endorsed some new financing alternatives we’re developing that will improve the financial returns from our outsourcing business.

As you saw in the terms of our agreement, ValueAct has agreed not to pursue board seats next year and will not buy or sell Acxiom stock unless our board’s executive committee gives them the approval. That shows their spirit of cooperation, because these are not terms that an investment firm is used to agreeing to.

Jeff and I since have spoken several times by telephone – including a conversation Saturday night when he called to congratulate all parties for getting this agreement done –and members of our senior leadership team and ValueAct’s senior leadership team have also had other productive conversations in the last few days.

As I said in our earnings conference call announcing our Q1 results, ValueAct Capital has been very successful in delivering outstanding results for their investors. They have a great track record in choosing companies to invest in. I am convinced they will make a positive contribution to Acxiom in the new environment we have mutually defined.

This proxy battle, while time and labor intensive, did serve some valuable purposes. We got the chance to discuss our business plan with numerous shareholders, and it is the communications we developed for those efforts – coupled with our outstanding Q1 business results – that helped ValueAct get a clearer picture of where Acxiom is, where we’re going and how we plan to get there.

In today’s release we also announced a $300 million “Dutch auction” in which we’ll seek to buy back that amount of Acxiom stock from shareholders who are willing to sell in the range of $25 to $27. So I wanted to take a few minutes to explain what this is and why we did it.

A “Dutch auction” is another term for a “self-tender offer,” meaning that Acxiom publicly announces our willingness to repurchase a set dollar value of shares in a particular price range. Shareholders then can “tender” their shares and set the price –within the range – for which they are willing to sell them.

The reason we are making this offer is simple: We are confident that Acxiom stock is currently undervalued and that we will generate a significant long-term profit by repurchasing these shares in this price range. When it comes to being bullish on Acxiom’s future, we’re putting our money where our mouth is.

Today’s release also announces September 27 as the date for our annual shareholders meeting. One change is that we’ll hold the meeting this year in New York in connection with presentations we’ll be making to analysts and investors.

Until now we’ve expected the highlight of the shareholders meeting to be the announcement of the results of the shareholders vote for the Acxiom board candidates vs. the ValueAct candidates. Now we know that meeting will instead be a forum to discuss Acxiom’s business.

Jeff Ubben has become a well-known name around Acxiom after his company first made two proposals to buy all outstanding Acxiom shares and then launched the campaign for the three board seats. Therefore, I think it’s important that we give associates the chance to meet Jeff, hear his comments and ask him questions. He has agreed to join me for at least one upcoming Campus Day visit.

In closing, let me thank you for remaining focused on executing the fundamentals of our business despite the distraction the ValueAct situation has created. This outcome is a positive one on all counts for all constituencies. It is indeed a great day for Acxiom!

If you have comments or questions, please send them to me: charles@acxiom.com.